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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ___2_____)*

                                 Eurotech, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, .00025 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2987610
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Peter Gulko, 976 Farm Haven Dr., Rockville, MD 20852, (301) 770-9175
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 29879610                     13D                     Page 2 of 5 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Peter Gulko d/b/a/ CIS Development Corp.      No. I.R.S. Identification No.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     Peter Gulko is a U.S. citizen
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         2,530,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,530,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,530,000
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     5.69%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

CUSIP No. 29879610                     13D                     Page 3 of 5 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Peter Gulko
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,110,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,110,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,110,000
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     2.5%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

CUSIP No. 29879610                                             Page 4 of 5 Pages

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

Not amended

ITEM 2. IDENTITY AND BACKGROUND

Not amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 19, 2000, Mr. Gulko sold back to the Company, for $1,000,000 cash, 1,000,000 shares of the shares registered in the name of CIS that he acquired in the transaction with respect to which his original report on Schedule 13D was filed.

Item 3 is not otherwise amended.


ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the sale of the 1,000,000 shares was to raise cash for the benefit of the persons entitled thereto.

Item 4 is not otherwise amended.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Peter Gulko owns in the name of CIS 2,530,000 shares, or 5.69%, of the Company's common stock.

         Peter Gulko owns in his own name 1,110,000 shares, or 2.5%, of the Company's common stock

----------------------------------------------------------------------
The foregoing percentages are based on 44,470,017 shares of the Company's common stock, which is the 45,470,017 shares outstanding as of June 30, 2000, as disclosed in its quarterly report on Form 10-Q for the quarter ended on that date, minus the 1,000,000 CIS-registered shares sold back to the Company in the transaction with respect to which this amendment is filed.

(b)      Not amended.

(c)      Not amended.

(d)      Not amended.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not amended.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 29879610                                             Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           /s/ Peter Gulko
                                           ----------------------------------
                                           Peter Gulko


October 18, 2000